Filed by Seawell Limited. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Allis-Chalmers Energy Inc.

Commission File No. of Subject Company: 001-02199

This filing relates to the proposed merger of Wellco Sub Company, a wholly owned subsidiary of Seawell Limited, with Allis-Chalmers Energy Inc., pursuant to the terms of an Agreement and Plan of Merger, dated as of August 12, 2010, by and among Seawell Limited, Wellco Sub Company and Allis-Chalmers Energy Inc.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. These forward-looking statements involve a number of risks and uncertainties. Seawell and Allis-Chalmers caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Seawell and Allis-Chalmers, including future financial and operating results, Seawell’s and Allis-Chalmers’ plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in Allis-Chalmers’ filings with the Securities and Exchange Commission. These include risks and uncertainties relating to: the ability to obtain the requisite Allis-Chalmers stockholder approval; the risk that Allis-Chalmers or Seawell may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; and the effect of changes in governmental regulations. Neither Seawell nor Allis-Chalmers undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

1

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The publication or distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Seawell, Allis-Chalmers and their respective affiliates disclaim any responsibility or liability for the violation of such restrictions by any person. In connection with the proposed merger between Seawell and Allis-Chalmers, Seawell will file with the SEC a Registration Statement on Form F-4 that will include a proxy statement of Allis-Chalmers that also constitutes a prospectus of Seawell. Seawell and Allis-Chalmers will mail the proxy statement/prospectus to the Allis-Chalmers stockholders. Seawell and Allis-Chalmers urge investors and stockholders to read the proxy statement / prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Seawell’s website (www.seawellcorp.com) under the tab “Investors.” You may also obtain these documents, free of charge, from Allis-Chalmers’ website (www.alchenergy.com) under the tab “For Investors” and then under the heading “SEC Filings.”

Participants In The Merger Solicitation

Seawell, Allis-Chalmers, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Allis-Chalmers stockholders in favor of the merger and related matters. Information regarding the persons, who may, under the rules of the SEC, is deemed participants in the solicitation of Allis-Chalmers stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Allis-Chalmers’ executive officers and directors in its definitive proxy statement filed with the SEC on April 30, 2010. Additional information about Seawell’s executive officers and directors and Allis-Chalmers’ executive officers and directors can be found in the above-referenced Registration Statement on Form F-4 when it becomes available. You can obtain free copies of these documents from Seawell and Allis-Chalmers using the contact information above.

2

Seawell Limited Oslo Børs Listed ! November 26, 2010

Seawell is a global drilling and well services company with 3,200 employees.
Consolidated revenues of USD 551.7M in 2009 with USD 84.7M
EBITDA margin.
Traded under SEAW on the Oslo Stock Exchange.
Stavanger
Esbjerg
Abu Dhabi
Kuala Lumpur
Houston
Aberdeen
Caspian
Alaska
Port-Harcourt
Luanda
Offices
Operations
Bergen
Seawell Today
Rio de Janeiro

Seawell’s Strategy
•
Create significant long-term shareholder value.
•
Build a profitable, high-growth global oilfield service company.
•
Create two differentiated product and service portfolios within
Drilling and Well Intervention.
•
Develop organisational capabilities through a diverse, multinational workforce.
•
Acquire technology and geographical footprint where needed.
•
Focus on serving clients with operational excellence and execution.
•
Create integrated offerings across our divisions.

Drilling Services
Bits
Motors
Rotary Steerable
MWD / LWD
Collars / Pipe
Platform / Land Drilling
Carbon Technology (C6)
Tractor Services
Well Intervention
Fishing
Production Logging
Well Services
Slickline / E-line
Mechanical Tools
Integrity Logging
Engineering Services
Facilities Engineering
Upgrades and Maintenance
Casing
Barrier Plugs
Perforations
Drilling Optimization
The Well Company

•
Oil is the world’s primary source of energy and will remain so for many years to come.
•
The ”cheapest” oil comes from enhanced production in older fields.
•
A global OECD survey of 800 fields showed a global decline rate of 6.7%
rising to 8.6% in 2030, demanding constant investment in intervention and infill drilling. Decline rates in the North Sea are close to 12%!
•
Investments by oil companies in IOR is expected to increase annually from
2011 to 2020, mainly in infield drilling.
•
From 1965-2010 oil demand grew 55%; world population grew 95%; and
all energy demand by 193%.  Oil is still 98% of transportation energy.
•
The latest technology has enabled shale oil production in the US onshore market.
Seawell is very well positioned for IOR services
Increased Oil Recovery is the no. 1 challenge of the E&P industry

Seawell Milestones
•
August 2007: SEAW established from Seadrill’s well services
division.
•
October 2007: Equity issue of NOK 275 million.
•
April 2008: Acquisition of Noble Corp.’s North Sea platform
drilling division.
•
May 2008: Acquisition of Peak Well Solutions AS.
•
April 2008: Equity issue of NOK 195 million.
•
July 2008: Acquisition of Tecwel AS.
•
May 2010: Acquisition of Viking Intervention Technology AS.
•
August 2010: Acquisition of Rig Inspection Services.
•
August 2010: Signed merger with Allis-Chalmers Energy.
•
August 2010: Equity issue of USD 430 million.
•
November 2010: OSE listing.

Board of Directors
Jørgen Peter Rasmussen (1959), Chairman of the Board
•
Mr. Rasmussen has been a Director of Seawell since its incorporation in August 2007. Prior to this, Mr. Rasmussen was employed by Schlumberger for 25 years. From 1998 to 2001 he was General Manager of Schlumberger's Scandinavian office; from 2001 to 2003 President and CEO of Schlumberger Smart Cards; from 2003 to 2005 CEO of Atos Origin Western Europe, and from
2005 to 2007 Vice President of WesternGeco. Mr. Rasmussen has worked for Schlumberger in Europe, Africa, Asia, Australia,
Russia and the U.S. He has held various board positions in industry associations and oilfield companies, and holds a M.Sc. in
Geology and Geophysics from the University of Aarhus, Denmark. Mr. Rasmussen is a Danish citizen, resident in Denmark.
Tor Olav Trøim (1963)
•
Mr. Trøim has served as a Director of Seawell since its incorporation in August 2007. Mr. Trøim is also a Director of Seadrill. Mr.
Trøim graduated as M.Sc Naval Architect from the University of Trondheim, Norway in 1985. His career includes a position as
Portfolio Manager Equity in Storebrand ASA (1987-1990) and that of chief executive officer of DNO AS (1992-1995). Mr. Trøim has, since 1995, been a director of Seatankers Management Co. Ltd. in Cyprus. In this capacity, he has acted as chief executive officer for Knightsbridge Tankers Limited and Golar LNG Limited. Mr. Trøim is currently a director of Golar LNG Limited, Ship
Finance International Limited, Golden Ocean Group Limited and Aktiv Kapital ASA. He was a director of Frontline Ltd from
November 1997 to February, 2008 and now serves as a consultant to the board of Frontline Ltd. Mr. Trøim is a Norwegian citizen, resident in the UK.
Cecilie Fredriksen (1983)
•
Ms. Fredriksen has served as a Director of Seawell since September 2008. Ms. Fredriksen is currently employed by Frontline
Corporate Services Ltd. in London and serves as a director of Aktiv Kapital ASA, Ship Finance International Limited and Golden
Ocean Group Limited. She received a BA in Business and Spanish from the London Metropolitan University in 2006. Ms.
Fredriksen is a Norwegian citizen, resident in the UK.
Fredrik Halvorsen (1973)
•
Fredrik Halvorsen has been a Director of Seawell since October 2010. Mr. Halvorsen is a Director of Deep Sea Supply Plc. Mr.
Halvorsen's experience includes the position as CEO of Tandberg ASA and, subsequently, SVP of Cisco Systems Inc. Mr.
Halvorsen is a Norwegian citizen, resident in the UK.
Kate Blankenship (1965) Head of Audit Committee
•
Ms. Blankenship has served as a Director of Seawell since its incorporation in August 2007. Ms Blankenship is also a director of
Frontline Ltd, Golar LNG Limited, Ship Finance International Limited, Golden Ocean Group Limited and Seadrill. Ms. Blankenship
is a British citizen, resident in France.
Alf R. Løvdal (1958)
•
Mr. Løvdal has been a Director of Seawell since September 2009. Mr. Løvdal is currently Senior Vice-President, Tender Rigs in
Seadrill Management AS. He has previously been chief executive officer in Seawell Management. Mr. Løvdal has close to 30 years experience in the oil and gas industry. Mr. Løvdal is a Norwegian citizen, resident in Singapore.

Executive Management
Thorleif Egeli, Chief Executive Officer
• Mr. Egeli has been the CEO of Seawell Management since October 2009. Prior to joining Seawell, Mr.
Egeli was employed by Schlumberger where he served in a variety of positions from 1993.  Mr. Egeli holds a degree in Mechanical Engineering from the Norwegian Technical University and a MBA from
Erasmus School of Management in Rotterdam. Mr. Egeli is a Norwegian citizen, resident in Norway.
Lars Bethuelsen, Chief Financial Officer
• Mr. Bethuelsen started working for Seawell Management in 2007. He has more than 15 years of experience in the drilling and well services industry and has held several senior positions in Smedvig and Seadrill before joining Seawell. He has a degree in Finance from the University of Stavanger. Mr.
Bethuelsen is a Norwegian citizen, resident in Norway.
Max Bouthillette, Exec. Vice President and General Counsel
• Mr. Bouthillette joined Seawell in 2010 and was previously employed for the last 16 years by BJ
Services, Schlumberger Limited, and the law firm of Baker Hostetler LLP.  His professional experience includes serving as Chief Compliance Officer and Associate General Counsel for BJ Services from 2006 to 2010, as a partner with Baker Hostetler LLP from January 2004 to 2006, and in several positions with Schlumberger in North America, Asia, and Europe from 1998 through 2003. Mr. Bouthillette holds a degree in Accounting from Texas A&M University and a Juris Doctorate from the University of
Houston Law Center.
Gunnar Lemvik, Senior Vice President, Human Resources
• Mr. Lemvik joined Seawell Management in January 2009. He has more than 15 years of experience in senior HR roles for different international companies, the five last years in the oil and gas industry. He has served as an officer in the Norwegian armed forces and has a degree in law with a specialization in labour and company law from the University of Oslo awarded in 1993. Mr. Lemvik is a Norwegian citizen, resident in Norway.

Page 9 Operational Divisions Platform Drilling Services Drilling Facility Engineering Modular Rigs Oil Tools (Down Hole Tools) Prod. Logging Well Intervention

Drilling Services
Drilling Services
construction to abandonment
Engineering Services
construction to abandonment
Seawell Limited
Well Services
integrity & performance
Platform Drilling
Modular Rigs
Rental Services

World’s Leading Platform Driller
Platform Driller of the year in the UK
IADC award three years in a row
•
Experienced - first operation was for Statoil at
Statfjord, 1974.
•
Won 10-year contract for all Ekofisk and Eldfisk
platforms for ConocoPhillips.
•
Operations started in Brazil for Statoil.
•
Solid backlog, performance, and cash flow with
more than 16 BNOK back-log, including all options.
•
No LTI over 5 years of operations for Shell in the UK.
•
Safest platform operations for Statoil in 2010.
Photo, Oyvin Hagen Statoil.com

FairfieldEnergy Apache Chevron MARATHON bp Statoil ConocoPhillips TALISMAN ENERGY

SEAWELL

Contract Status - Platform Drilling
Unit Customer
Gullfaks A, B, C
Veslefrikk A, B
StatoilHydro
Statfjord A, B, C
Ula & Valhall
Gyda
Brent A, B, C, D, Nelson
Dunlin
Eider, Tern, N.Corm., Corm.A
StatoilHydro
StatoilHydro
BP
Talisman
Shell
Fairfield
TAQA
2009
1Q  2Q  3Q  4Q
2010
1Q  2Q  3Q  4Q
2011
1Q  2Q  3Q  4Q
2012
1Q  2Q  3Q  4Q
2013
1Q  2Q  3Q  4Q
Alba & Captain Chevron
Forties A, B, C, D Apache
Brae A, B, E
Marathon
Firm contract’s Option
Ekofisk & Eldfisk
ConocoPhillips
1 x 2 year
Life of field
1 year
3 x 1 year
3 x 1 year
Year to year
Peregrino A & B StatoilHydro
1 x 2 year
1 x 2 year
Life of field
1 year
Option 3 x 3 year
Option 2 x 3 year
37 Rigs 20 Operating Strings

Conoco-Phillips Contracts
•
Well Intervention Services (350 MNOK / year)
–
Schlumberger and Weltec are partners.
–
Slick Line and Electric Line.
–
Tractor Services.
–
Open and Cased Hole Logging.
–
5-year contract plus 2 x 2-year options.
•
Platform Drilling Services (400+ MNOK/year)
–
Start-up of platform drilling services on Ekofisk 2/4 K & 2/4X and
Eldfisk 2/7A & 2/7B first half of 2010.
–
Manpower, engineering and rentals.
–
5-year contract plus 5 x 1-year options.
•
Contracts for VMB, C-flex, Fishing, Ultrasound Leak Detection.

An opportunity for Seawell’s Oilfield Services
Wireline
Services
Drilling
Services
Smart
crews
Ultrasound
Cased hole
logging
Tractor
services
Special
Wireline
fishing
VMB
Plugs
C-Flex
services
Casing
services
Tool & pipe
rentals
Facility
engineering
P&A
Facility
services

The best drilling machine is coming !
Our new Modular rig is on plan to be completed in Germany Q4 2010.
The rig is state of the art and fully Norsok compliant.
Our goal is to build a worldwide Modular Rig company in the next 5 years.

Engineering Services
Drilling Services
construction to abandonment
Engineering Services
construction to abandonment
Seawell Limited
Well Services
integrity & performance
Drilling Facility Engineering
Integrated Asset
Management Services
Rig Inspection Services

•
Resource pool of over 450 personnel.
•
Excellent organic growth over last six years.
•
Operations worldwide - activities in Norway, UK, US,
Brazil & South-East Asia.
•
Strong client portfolio including major and independent
oil companies as well as integrated contractors.
•
Capabilities focused on drilling facilities, support
systems and related services & operations.
Engineering excellence from operational experience
Engineering Services

Integrated Asset Management Services (IAMS)
•
RIS will complement Seawell’s comprehensive range of engineering services
(including riser and mooring analysis) with competence and capacity to execute inspection and assessment activities.
Analyze Inspect Assess Modify, Upgrade, Repair & Maintain
Front end
engineering
Asset Management Database
Business Model

Well Services
Drilling Services
construction to abandonment
Engineering Services
construction to abandonment
Seawell Limited
Well Services
integrity & performance
Wireline Intervention
Oil Tools
Wireline Logging
Well Integrity & Performance

Well Integrity – Oil Tools
•
Pioneer in well barrier technology.
•
Precision-engineered products take
well integrity assurance to a new
level.
•
High-performance technologies
include:
–
VMB
TM
Safe and secure V0-rated
well suspension plugs.
–
Cflex
TM
Annular seal integrity with
unique staged cement capability.
–
WCCH
TM
Wireless operated
cementing heads improve safety
and efficiency.

Page 21 Well Integrity – Wireline Logging • Point TM Diagnostic System • Calipers • Well Performance Eye

Point
TM
Diagnostic System
Well Integrity
Well Performance
LeakPoint
TM
Rapid, accurate
location of leaks
Leak flow
SandPoint
TM
Pinpoints sand entry
down hole
Sand flow
EntryPoint
TM
High-precision
production profiling
Production flow
FlowPoint
TM
Maps flow behind
pipe
Annulus flow

Page 23 Ultrasound camera “sees” through casing Well Performance Eye - WPE

Well Performance – Wireline Intervention
•
Brand leader in the North Sea.
•
Advanced fleet of multi-line
units.
•
Specialised intervention tools.
•
Highly-experienced crews.
•
Technology and services
include:
–
Specialist subsea intervention
services.
–
Heavy-duty fishing.
–
Integrated operations.
–
Carbon cable deployment
technology.

Page 25 Seawell – Deliver What Is Promised 0 100 200 300 400 500 600 700 800 900 1 000 0 10 20 30 40 50 60 70 80 90 100 110 120 130 140 150 Sales EBITDA CAGR 2003-2009 Revenues +25% EBITDA +29%

Argentina
244
48%
US
188
37%
Brazil
44
9%
Other Intl.
30
6%
Introduction to Allis-Chalmers Energy Inc.
•
Provider of services and equipment to oil
and natural gas E&P companies.
•
Operations in US, Argentina, Brazil, Bolivia
and Mexico.
•
Employs approximately 3,300 skilled and
experienced people.
•
Three business segments:
– Oilfield Services
– Drilling and Completion
– Rental Services
•
Listed on NYSE.
•
Largest shareholder is Lime Rock Partners.
Key figures
1
1 Source: 2009 annual report. Numbers in pies: USDm, relative share of total.
2 Source: 2009 annual report. Defined as long-lived assets. Total assets of USD 1080.6m.
2009 revenues by geography
Argentina
169
19%
US
572
65%
Brazil
82
9%
Other Intl.
59
7%
Assets per 31.12.2009
2

Disclaimer
Confidential
Forward-Looking Statements
•
This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are typically identified by words or phrases such as "will," "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," "target,"
"forecast," and other words and terms of similar meaning.  These forward-looking statements involve a number of risks and uncertainties.  Seawell and Allis-
Chalmers caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement.  Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Seawell and Allis-Chalmers, including future financial and operating results, Seawell's and Allis-Chalmers' plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts.  Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in Allis-Chalmers’ filings with the Securities and Exchange
Commission.  These include risks and uncertainties relating to: the ability to obtain the requisite Allis-Chalmers stockholder approval; the risk that Allis-
Chalmers or Seawell may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; and the effect of changes in governmental regulations.  Neither Seawell nor Allis-
Chalmers undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.
Additional Information and Where to Find It
•
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The publication or distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Seawell, Allis-Chalmers and their respective affiliates disclaim any responsibility or liability for the violation of such restrictions by any person. In connection with the proposed merger between
Seawell and Allis-Chalmers, Seawell will file with the SEC a Registration Statement on Form F-4 that will include a proxy statement of Allis-Chalmers that also constitutes a prospectus of Seawell.  Seawell and Allis-Chalmers will mail the proxy statement/prospectus to the Allis-Chalmers stockholders.  Seawell and Allis-
Chalmers urge investors and stockholders to read the proxy statement / prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov).  You may also obtain these documents, free of charge, from Seawell's website
(www.seawellcorp.com) under the tab "Investors.”  You may also obtain these documents, free of charge, from Allis-Chalmers' website (www.alchenergy.com)
under the tab "For Investors" and then under the heading "SEC Filings."
Participants In The Merger Solicitation
•
Seawell, Allis-Chalmers, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Allis-Chalmers stockholders in favor of the merger and related matters.  Information regarding the persons, who may, under the rules of the SEC, is deemed participants in the solicitation of Allis-Chalmers stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC.  You can find information about Allis-Chalmers' executive officers and directors in its definitive proxy statement filed with the SEC on April 30, 2010.  Additional information about Seawell's executive officers and directors and Allis-Chalmers' executive officers and directors can be found in the above-referenced Registration Statement on Form F-4 when it becomes available.  You can obtain free copies of these documents from Seawell and Allis-Chalmers using the contact information above.